Exhibit 99.1

Allot receives a $4.5M Order from Tier-1 Fixed Operator
This phase of SG Sigma Platforms manages over 1000 Gbps of bandwidth

Boston, MA – June 2, 2010 - Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced a deal with a Tier-1 fixed operator for $4.5 million.  The operator has bought Allot solutions based on the Company’s flagship product, the Allot Service Gateway Sigma (SG-Sigma).  The SG-Sigma maximizes network efficiency and performance and improves the user experience by integrating network intelligence, policy control, and revenue-generating services in a single platform.

This multi-site deployment is intended to initially handle more than 1 terabit of traffic throughput.  The SG-Sigma’s superior bandwidth management capabilities will enable the operator to extract more comprehensive intelligent information from the network and use this information to optimize network performance.  This will result in better management of existing network resources, thereby offering the subscribers an improved and more personalized experience.

“This win is further proof of SG-Sigma’s superior capabilities and its standing as the operator platform of choice, both for fixed and for mobile broadband networks,” said Rami Hadar, Allot’s President & CEO.  “Our proven execution on large deployments makes Allot a preferred vendor for Tier 1 operators.”

About Allot Service Gateway Sigma
Allot Service Gateway Sigma (SG-Sigma) is the only intelligent Service Gateway platform designed to meet current and future service provider requirements.  It facilitates the fast and easy introduction of new value-added network and subscriber services, including TierManager, Quota Manager, NetPolicy Provisioner, CellWise, MediaSwift, WebSafe and ServiceProtector – services designed to reduce network TCO, increase ARPU and enhance the user experience.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization and revenue generation solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages Dynamic Actionable Recognition Technology (DART) to transform pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the expected characteristics of the deployed solution with the Tier-1 Fixed Operator, changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Allot Communications Contact
Jonathon Gordon
Director of Marketing
Tel: +972 9 7619423
jgordon@allot.com

Jay Kalish
Executive Director, Investor Relations
Tel: +972 54 2211365
jkalish@allot.com

PR Contact
Danielle Matthews
Calysto Communications
Tel: + 1 404-266-2060 x27
dmatthews@calysto.com